Mandatory publication pursuant to Sections 27 (3) Clause 1, 14 (3) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG)

-English convenience translation-

Joint Opinion of the Management and Supervisory boards
of

Biofrontera AG

headquartered in Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG) relating to the

Modification

of the voluntary public purchase offer in the form of a partial offer

(cash offer)

of

Deutsche Balaton Biotech AG

based in Frankfurt am Main, Germany, and

DELPHI

Unternehmensberatung Aktiengesellschaft

based in Heidelberg, Germany,

to the shareholders of

Biofrontera AG

relating to the purchase of a total of up to 500,000 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 8.00

Shares of Biofrontera AG:

ISIN DE0006046113 (WKN 604611)

ISIN DE000A2TR9S4 (WKN A2TR9S) (shares with dividend entitlement from 1 January 2019)

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Contents

1	Introduction	3
2	Information about this Opinion	4

2.1	Legal bases of this Opinion	4
2.2	First Opinion of the Management and Supervisory boards	4
2.3	Subject of the Second Opinion	5
2.4	Opinion of the employees of Biofrontera AG	5
2.5	Actual bases of this Second Opinion	5
2.6	Publication of this Second Opinion and any additional opinions relating to potential modifications to the Offer	7
2.7	Biofrontera shareholders’ own responsibility to examine the Offer	7

3	Summary of the main statements of the First and Second opinions	8
4	Preliminary unaudited sales revenue for the first half of 2019	10
5	Changes to the Supervisory Board of Biofrontera AG / Annual General Meeting of Biofrontera AG on 10 July 2019	10
6	Information about the modification of the Offer	11

6.1	Relevance of the Modified Offer Document	11
6.2	Increased Consideration offered by the Bidder	11
6.3	Acceptance period	12
6.4	No offer conditions	12
6.5	Rights of withdrawal	12

7	Opinion relating to the type and level of consideration offered	12

7.1	No statutory regulations concerning the type and level of consideration	12
7.2	Type of consideration	13
7.3	Amount of Increased Consideration	13

7.3.1	Explanation by the Bidder concerning the determination and appropriateness of the consideration in the Modified Offer Document	13
7.3.2	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion	14
7.3.3	Assessment of the Increased Consideration by the Management and Supervisory boards	16

8	Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group	16
9	Interests of the Management and Supervisory boards of Biofrontera AG	16

9.1	No guarantee or prospect of benefits	16
9.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this Second Opinion / Voting abstentions	16

10	Intention of the members of the Management and Supervisory boards to accept the Offer	17

10.1	Management Board	17
10.2	Supervisory Board	17

11	Summarizing opinion of the Management and Supervisory boards	17
Annex 7.3.2 (Fairness Opinion)		18

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1	Introduction

Deutsche Balaton Biotech AG based in Frankfurt am Main, registered in the commercial register of the Frankfurt am Main District Court under Commercial Register Sheet No. 111190 (“DB Biotech”) and DELPHI Unternehmensberatung Aktiengesellschaft based in Heidelberg, registered in the commercial register of the Mannheim District Court under Commercial Register Sheet No. 705381 (“DELPHI” , DB Biotech and DELPHI also jointly the “Bidders” or “Bidder”), announced on 29 May 2019 pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG”) their decision to make a voluntary public purchase offer in the form of a partial offer for up to 500,000 shares of Biofrontera AG, registered in the commercial register of the Cologne District Court under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”, Biofrontera AG and its subsidiaries also referred to as the “Biofrontera Group”). The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates).

On 21 June 2019, the Bidder published the Offer Document pursuant to Section 14 (2) and (3) WpÜG in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer (“Offer”) to shareholders of Biofrontera AG (each individually “Biofrontera Shareholder” and together “Biofrontera shareholders”) to acquire a total of up to 500,000 registered shares of Biofrontera AG with ISIN DE0006046113 (hereinafter referred to individually as “Biofrontera share” and together “Biofrontera Shares”) against payment of a cash consideration of EUR 7.20 per Biofrontera share (“Original Consideration”).

On 1 July 2019, the Bidder announced that it had decided to increase the Original Consideration. On 4 July 2019, the Bidder published a modification to the Offer Document (“Modified Offer Document”) pursuant to Sections 21 (2) Clause 1, 14 (3) Clause 1 No. 2 WpÜG) for the Offer .

According to the Modified Offer Document, the Offer now envisages that the Original Consideration be replaced by the

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payment of a cash consideration of per share

EUR 8.00

per Biofrontera share

(“Increased Consideration”)

It is recommended that the Offer Document and the Modified Offer Document be read in their entirety.

2	Information about this Opinion

2.1	Legal bases of this Opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to an acquisition offer in the meaning of the WpÜG and relating to any modification of the acquisition offer. The opinion of the Management and Supervisory boards can be issued as a joint opinion. The Management and Supervisory boards of Biofrontera AG hereby issue their joint opinion (“Second Opinion”) in relation to the Offer modified by the Modified Offer Document, pursuant to Section 27 WpÜG, relating to the Bidder’s Modified Offer.

If in this opinion only the “Management and Supervisory boards” (“Management and Supervisory boards”) are referred to, this shall refer to the Management and Supervisory boards of Biofrontera AG, even if no explicit reference is made to Biofrontera AG, unless the management and supervisory boards of another company are specifically named.

2.2	First Opinion of the Management and Supervisory boards

Pursuant to Section 27 (1) Clause 1 WpÜG, the Management and Supervisory boards have already commented upon the Bidder’s Offer in the form of the Offer Document (“First Opinion”). The First Opinion was published on 1 July 2019.

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2.3	Subject of the Second Opinion

In the context of this Second Opinion, the Management and Supervisory boards will address the nature and amount of the Increased Consideration offered pursuant to Section 27 (1) WpÜG. In light of the Increased Consideration, the Management and Supervisory boards will again address in this Second Opinion the Management and Supervisory boards’ intention to accept the Offer to the extent that they are holders of Biofrontera shares.

This Second Opinion is not to further address the prospective consequences of a successful Offer for Biofrontera AG, its employees and representatives, the terms of employment and the locations of Biofrontera AG, as well as the objectives the Bidder is pursuing with the Offers, as to this extent in the Modified Offer Document the Bidder is not communicating any modifications in relation to the Offer Document. In this connection, however, reference is made to the First Opinion.

2.4	Opinion of the employees of Biofrontera AG

If the respective Works Council, or, to the extent that such a body does not exist – as is the case with Biofrontera AG – the employees of the Target Company directly convey an opinion relating to the Offer to the Management Board, the Management Board is required to append such an opinion to its opinion. The employees of Biofrontera AG are required to convey to the Management Board their own opinion relating to the Offer (“Employees’ Opinion”).

The Employees’ Opinion is attached to the First opinion as Annex 2.2.

2.5	Actual bases of this Second Opinion

All information, expectations, forecasts, estimates, valuations and forward-looking statements contained in this Second Opinion as well as statements of intent are based on information available for the Management and Supervisory boards on the date of this opinion based on their tasks and powers. They convey their estimates, assumptions and intentions existing as of this date, which can change after the date of this Second Opinion. Above and beyond obligations pursuant to German law – specifically the German Securities Acquisition and Takeover Act (WpÜG) – the Management and Supervisory boards do not assume any obligation to update or amend this Second Opinion.

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The statements made in this Second Opinion relating to the Bidder, its affiliated companies and individuals acting in concert with the Bidder, as well as their intentions, assumptions and objectives, are based exclusively on publicly accessible information, especially the Offer Document and the Modified Offer Document. The Management and Supervisory boards draw attention to the fact that they are unable to verify disclosures made by the Bidder in the Offer Document and the Modified Offer Document – apart from those originating directly within the Biofrontera Group – or the Bidder’s communicated intentions and objectives, and to ensure that they are implemented or complied with. The Management and Supervisory boards draw attention to the fact that the Bidder’s intentions and objectives as conveyed in the Offer Document can change at a later time.

To the extent that this Second Opinion includes forward-looking statements, these do not represent facts, and are characterized by the words “become”, “expect”, “believe”, “estimate”, “intend”, “endeavor”, “assume” and similar or comparable expressions. Such disclosures express intentions, opinions or current expectations and assumptions of the Management and Supervisory boards. Forward-looking statements are based on current plans, estimates and forecasts, which the Management and Supervisory boards have prepared according to the best of their knowledge, but they do not make assertions concerning their future correctness or occurrence. Forward-looking statements are subject to risks and uncertainties which are mostly very difficult to predict and do not lie within the Management and Supervisory boards’ sphere of influence.

References to time in this Second Opinion relate, unless stated otherwise, to local time in Frankfurt am Main, Germany. To the extent that formulations such as “currently”, “at present”, “now”, “presently” or “today” are utilized in this Opinion, they relate to the date of this Second Opinion.

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2.6	Publication of this Second Opinion and any additional opinions relating to potential modifications to the Offer

This Second Opinion and any supplements or updates will be published on the Internet on the website of Biofrontera AG at

http://www.biofrontera.com

in the section “Investors” under “Acquisition Offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung AG”: https://www.biofrontera.com/de/investoren/erwerbsangebot-db-biotech-und-delphi.html

Copies of the Second Opinion are available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that the Second Opinion is available at the aforementioned address, and that the publication of the opinion on the Internet has been realized on the aforementioned Internet page.

This Second Opinion is published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares , each of which securitizes two ordinary shares of Biofrontera AG (ISIN: US09075G1058) (Biofrontera “ADS”), a publication of the Second Opinion will occur there in accordance with the relevant provisions and instructions of the United States Securities and Exchange Commission (“SEC”).

The above information applies mutatis mutandis to the First Opinion and the Employees’ Opinion.

2.7	Biofrontera shareholders’ own responsibility to examine the Offer

The Management and Supervisory boards draw attention to the fact that their statements and judgments in this Second Opinion are in no manner binding for Biofrontera shareholders. Instead, Biofrontera shareholders are themselves responsible for drawing conclusions deriving from the Offer or from other accessible sources, and for acting accordingly. In this context, they themselves are responsible for deciding whether to accept the Offer or not.

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To the extent legally permissible, the Management and Supervisory boards as well as Biofrontera AG assume no liability for the instance that an acceptance or non-acceptance of the Offer should prove economically disadvantageous for Biofrontera shareholders or for Biofrontera AG.

Above and beyond this, the Management and Supervisory boards draw attention to the fact that they can provide no assessment as to the tax consequences that can arise for the individual Biofrontera shareholder from acceptance or non-acceptance of the Offer. The Management and Supervisory boards recommend that Biofrontera shareholders obtain tax advice that takes into consideration their personal tax situation before deciding whether to accept or not.

If and to the extent that Biofrontera shareholders are unable to make an independent assessment of the Offer, they should consider obtaining expert advice, such as through contacting their personal investment adviser and tax adviser.

3	Summary of the main statements of the First and Second opinions

The following summary of the main points of the First and Second opinions serves as an overview. It does not include all of the information included in the First and Second opinions. Biofrontera shareholders should therefore, in their own interest, not rely solely on this summary but should fully and thoroughly examine the First Opinion and the Second Opinion as well as the Offer Document and the Modified Offer Document.

The main points of this Opinion are as follows:

-	The Management and Supervisory boards appraise the consideration offered by the Bidder to be financially inappropriate.
-
-	The Bidder’s statement that these and the persons acting in concert with them are pursuing the objective of being represented on the Supervisory Board of Biofrontera AG only “in accordance with their participating interest” does not appear credible. In the Management and Supervisory boards’ opinion, it is clear from the request of Deutsche Balaton AG, Heidelberg, (“Deutsche Balaton”) to amend the Annual General Meeting of Biofrontera AG on 10 July 2019 and from the countermotions submitted by the bidders and persons acting in concert with them that the Bidders and Deutsche Balaton already had the goal at the Annual General Meeting of Biofrontera AG on 10 July 2019 to fill at least three Supervisory Board mandates according to their ideas. In addition, amendments to the bylaws of Biofrontera AG that are intended to be made lead to the conclusion, that in the following, the Bidder intends to fill the Supervisory Board mandates in a more extensive and thus majority manner in accordance with its ideas. The Annual General Meeting of Biofrontera AG that was held on 10 July 2019 had rejected the corresponding resolution proposals, which were put to the vote.

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-	In the assessment of Biofrontera AG, the Bidder and individuals acting in concert with it have no proven practical experience of any type or other relevant expertise in the Biofrontera Group’s area of activity. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards poses a serious risk to the further development and growth of the Biofrontera Group.

-	Pursuant to the employees’ opinion, the employees of Biofrontera AG reject the Bidder’s objectives relating to the modification of the Management and Supervisory boards. A partnership with the Deutsche Balaton Group is completely out of the question for a considerable proportion of the employees, with the consequence that Biofrontera AG faces the risk of a mass exodus of highly qualified employees. In particular, the risk exists of a loss of important key personnel.

-	The Management and Supervisory boards draw attention to the fact that in the event of a successful Offer and if the Bidder achieves the desired influence on Biofrontera AG, a potential risk would in any case exist that an attempt will be made to access the assets of the Biofrontera Group, especially its available liquidity.

-	Overall, the Management and Supervisory boards appraise the targets and intentions communicated by the Bidder as negative. The Management and Supervisory boards cannot identify that the Bidder’s objectives, which, if the Bidder’s approach were to prove successful, would potentially entail an effective control of the Biofrontera Group, are borne out by a comprehensible operative strategy that lies in the interests of the Biofrontera Group. Instead, in the Management and Supervisory boards’ opinion, the overall approach of the Bidder and the persons acting in concert with the Bidder makes it clear that they intend to make substantial modifications to the structure of Biofrontera AG, especially in relation to the very successful management to date by the Management and Supervisory boards, by appointing persons closely associated with the Bidders and Deutsche Balaton. In particular, the related risks encompass the loss of key personnel. In the Management and Supervisory boards’ opinion, this would pose a huge risk to the further success and profitability of the Biofrontera Group.

-	The Management Board members do not intend to accept the Offer. Instead, they continue to intend to accept the Maruho Offer for all Biofrontera shares they hold (see Note 6.5 of the First Opinion).

-	The Management and Supervisory boards continue to recommend that Biofrontera shareholders do not accept the Offer.

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4	Preliminary unaudited sales revenue for the first half of 2019

On 9 July 2019, Biofrontera AG announced preliminary unaudited sales revenue for the first half of the 2019 financial year. Accordingly, the Biofrontera Group generated sales revenue of approximately EUR 13.8 million to EUR 14.0 million in the period from 1 January to 30 June 2019. This corresponds to sales revenue growth of in excess of 50 % compared to the same period of the previous year. Preliminary unaudited half-year sales revenues of Ameluz in the USA ranged between EUR 9.5 million and EUR 9.7 million, compared to EUR 6.4 million (+50%) in the same period in 2018. Product sales revenues of Xepi and AKTIPAK contributed approximately EUR 0.6 million to revenues since the acquisition of Cutanea Life Sciences, Inc. at the end of March 2019. Sales revenues in Germany in the first half of 2019 grew by around 82 % to between EUR 2.1 million and EUR 2.2 million, compared with EUR 1.2 million in the first half of 2018. Product sales revenues of between EUR 1.3 and 1.4 million were achieved in the rest of Europe, compared with EUR 1.2 million (+12%) in the same period of the previous year.

5	Changes to the Supervisory Board of Biofrontera AG / Annual General Meeting of Biofrontera AG on 10 July 2019

Mr. Hansjörg Plaggemars was recalled from office as a member of the Supervisory Board of Biofrontera AG with immediate effect by court order of 22 March 2019. Mr. Plaggemars had been elected to the Supervisory Board by the AGM on 31 May 2016 until the end of the AGM that passes a resolution concerning the discharge for the financial year ending 31 December 2020. For this reason, a successor to Mr. Plaggemars was to be elected.

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As successor to Mr. Plaggemars, the Annual General Meeting of Biofrontera AG on 10 July 2019 elected Prof. Dr. Franca Ruhwedel, resident in Duisburg, Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences, Kamp-Lintfort, to the Supervisory Board with effect from the end of the Annual General Meeting.

The Annual General Meeting of Biofrontera AG on 10 July 2019 rejected the resolutions proposed by Deutsche Balaton in accordance with its additional request under agenda items 7 to 15 as well as all countermotions of the Bidders and persons acting in concert with them. According to the votes cast, an attempt was in fact made to fill three of the six Supervisory Board positions at Biofrontera AG at the Annual General Meeting on 10 July 2019 with this group of persons. In addition, an attempt was made to amend Section 13 of the bylaws of Biofrontera AG in such a way that in future the dismissal of Supervisory Board members would have been possible with a simple majority of the votes cast (currently Section 13 of the bylaws provides for a 3/4 majority).

6	Information about the modification of the Offer

6.1	Relevance of the Modified Offer Document

The Management and Supervisory boards draw attention to the fact that the description of the Offer in this Second Opinion makes no claim to completeness, and that solely the provisions of the Offer Document and the Modified Offer Document are of relevance for the content and processing of the Offer. All Biofrontera shareholders are independently responsible for examining the Offer Document and the Modified Offer Document and for taking the necessary related actions.

6.2	Increased Consideration offered by the Bidder

In accordance with the provisions of the Modified Offer Document, the Bidder offers to all Biofrontera Shareholders to purchase Biofrontera Shares they hold for the Increased Consideration in cash per Biofrontera Share in the amount of now

EUR 8.00

If more than 500,000 Biofrontera shares are tendered, proportional acceptance shall be applied.

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6.3	Acceptance period

No change has been implemented to the Acceptance Period, which shall continue to end on 19 July 2019, 24:00 hours (local time Frankfurt am Main).

6.4	No offer conditions

According to the Offer Document, the Offer and the share purchase agreements concluded with the acceptance of the Offer are not subject to any conditions.

6.5	Rights of withdrawal

Biofrontera shareholders are entitled to withdraw from agreements concluded through accepting the Offer in the instance of a modification to the Offer in the meaning of Section 21 (1) WpÜG pursuant to Section 21 (4) WpÜG as well as in the case of a competing offer pursuant to Section 22 (3) WpÜG.

7	Opinion relating to the type and level of consideration offered

The Management and Supervisory boards should address in their opinion the type and level of consideration offered.

7.1	No statutory regulations concerning the type and level of consideration

By contrast with takeover and mandatory offers, in the case of a public purchase offer such as is the case with this Offer, no statutory requirements exist in relation to the type or level of consideration. The regulations of Section 31 of the German Securities Acquisition and Takeover Act (WpÜG) are not applicable for the Offer. In this procedure, the Bidder is consequently under no legal obligation to offer to a consideration in accordance with statutory regulations, but can instead freely determine the type and level of the consideration it is offering.

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7.2	Type of consideration

The Offer and the Modified Offer Document provide for a cash payment. In the Management and Supervisory boards’ opinion, this type of consideration is not objectionable.

7.3	Amount of Increased Consideration

The cash payment amounts to EUR 8.00 per Biofrontera share according to the Modified Offer Document. In this respect, the question arises whether this amount is financially appropriate.

7.3.1	Explanation by the Bidder concerning the determination and appropriateness of the consideration in the Modified Offer Document

The Bidders regard the Increased Consideration of EUR 8.00 per Biofrontera Share to be appropriate in accordance with the descriptions in the Modified Offer Document, as the consideration thereby

(i) exceeds the average stock exchange price of EUR 6.36 as determined by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht / BaFin) by EUR 1.64 or approximately 25.79 % in the period of three months prior to the publication of the decision of the Bidders to submit this Offer on 29 May 2019,

(ii) exceeds the current market price at the time of publication of the decision to increase the consideration on 1 July 2019,

and

(iii) exceeds the prices paid by the Bidders and persons acting in concert with the Bidders for Biofrontera Shares during the last six months prior to the publication of the decision of the Bidders to make this Purchase Offer on 29 May 2019 and subsequently.

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7.3.2	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion

Biofrontera AG has obtained an independent assessment of the financial adequacy of the consideration in accordance with IDW S 8 as part of the preparation of this Second Opinion.

(a)	Subject of the Opinion and methodology

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Girardetstrasse 2, 45131 Essen (“IVC”) was engaged by Biofrontera to produce a written opinion concerning the financial appropriateness of the consideration offered, in other words, the Increased Consideration, from the perspective of Biofrontera shareholders (apart from the Bidder and its affiliated companies).

IVC receives a standard market payment (fee plus reimbursement of expenses) from the Biofrontera AG for its work. Biofrontera AG and IVC have also entered into a standard professional agreement relating to the scope of liability assumed by IVC. The compensation of IVC does not depend on the Offer’s success. It should be noted that in the past, at present and prospectively also in the future, IVC has maintained, maintains, and potentially will maintain relations with Biofrontera AG and with the Biofrontera Group, for which IVC has received compensation or will receive compensation in the future.

The opinion of IVC is produced based on the IDW standard as prepared by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland, hereinafter also referred to as “IDW”): “Principles for the Preparation of Fairness Opinions (IDW S 8).”

Given the standpoints developed in theory and practice, IDW S 8 presents the principles according to which financial auditors establish opinions relating to the financial appropriateness of transaction prices as part of corporate initiatives (so-called Fairness Opinions). Accordingly, the task of IVC is to assess in compliance with the methods presented in IDW S 8 whether the Increased Consideration on offer, in other words, the Offer Price, is financially appropriate in the meaning of IDW S 8. Reviewing or subjecting to an auditor’s review by IVC information presented by Biofrontera AG or third parties does not form a subject of activity pursuant to IDW S 8.

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The reporting date for the assessment by IVC is 12 July 2019.

In this connection, the Management and Supervisory boards clarify that

-	reference to the Fairness Opinion serves solely the purpose of rendering transparent the information basis on which the Management and Supervisory boards issue their Opinion,

-	the Fairness Opinion was issued solely on behalf of Biofrontera AG and to support the Management and Supervisory boards in the performance of their tasks and duties,

-	IVC has neither reviewed nor subjected to an auditor’s review the information and documents underlying the Fairness Opinion,

-	the appropriateness was determined according to IDW S 8 and assessed based mainly on the information and documents provided by Biofrontera AG,

-	no recommendation to accept or reject the public offer is connected with the Fairness Opinion,

-	the activity of IVC does not comprise an assessment of the completeness and correctness of the opinion pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG),

-	IVC’s reporting is neither addressed to third parties nor intended for the protection of third parties. Third parties cannot derive any rights in relation to IVC from the reporting. The agreement of IVC to attach the opinion letter to the statement of the Management and Supervisory boards does not lead to an expansion of the circle of addressees of IVC’s reporting or to the inclusion of third parties in the scope of protection of the Fairness Opinion.

The Opinion Letter prepared by IVC is attached to this opinion as Annex 7.3.2.

(b)	Result of the opinion by IVC

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to Biofrontera AG in a letter dated 12 July 2019 (“Fairness Opinion”) that the consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

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7.3.3	Assessment of the Increased Consideration by the Management and Supervisory boards

Based on the points of view presented above, including the Fairness Opinion, the Management and Supervisory boards assess the consideration offered by the Bidder as financially not appropriate.

8	Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group

As the Bidder has not stated any intentions in the Modified Offer Document that diverge from those set out in the Offer Document, reference is made in full to the First Opinion in this respect.

9	Interests of the Management and Supervisory boards of Biofrontera AG

9.1	No guarantee or prospect of benefits

It remains the case that the Bidder and persons acting together with it have not granted or held out the prospect of unjustified monetary payments or other unjustified benefits in kind to the members of the Management and Supervisory boards of Biofrontera AG in connection with the Offer.

9.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this Second Opinion / Voting abstentions

The members of the Management and Supervisory boards hereby declare that they have acted solely in the interests of Biofrontera AG when issuing this Second Opinion.

The Management Board approved this Second Opinion unanimously and without abstention.

The Supervisory Board approved this Second Opinion unanimously and without abstention.

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10	Intention of the members of the Management and Supervisory boards to accept the Offer

10.1	Management Board

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares.

Management Board member, Mr. Thomas Schaffer, holds a total of 56,265 Biofrontera shares and 1,500 Biofrontera ADSs.

Management Board member, Mr. Christoph Dünwald, holds a total of 125,000 Biofrontera shares.

The Management Board members do not intend to accept the Offer. Instead, they intend to except the Maruho Offer for all Biofrontera shares they hold (see Note 6.5 of the First Opinion).

10.2	Supervisory Board

Mr. Jürgen Baumann holds a total of 30,000 Biofrontera shares.

Mr. Kevin Weber holds a total of 5,000 Biofrontera shares.

The aforementioned Supervisory Board members do not intend to accept the Offer.

Mr. Baumann intends to accept the Maruho Offer for all Biofrontera shares he holds (see Note 6.5 of the First Opinion). The other members of the Supervisory Board do not hold any Biofrontera shares.

11	Summarizing opinion of the Management and Supervisory boards

The Management and Supervisory boards continue to recommend that Biofrontera shareholders do not accept the Offer.

Leverkusen, 12 July 2019

Biofrontera AG

The Management Board	The Supervisory Board

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Annex 7.3.2

(Fairness Opinion)

Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion dated 12 July 2019

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IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Girardetstraße 2, D 45131 Essen, Postfach 34 02 19, D 45074 Essen
Aufsichtsratsvorsitzender: Dr. Andreas Keil, Vorstand: WP Dr. Lars Franken, WP Dr. Jörn Schulte
T + 49 (0) 201-31 04 83-0, F + 49 (0) 201-31 04 83-99, www.ivc-wpg.com, Amtsgericht Essen HRB 18684

Personal / Confidential

To the Management Board and
the Supervisory Board of
Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen

Independent
Valuation & Consulting IVC

July 12, 2019
lars.franken@ivc-wpg.com
+49 (0) 201-31 04 83 85

Fairness Opinion on the financial adequacy of the consideration offered to the shareholders of Biofrontera AG in accordance with the Updated Competing Offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft – Opinion Letter

non-binding convinience translation

Ladies and Gentlemen,

the Management Board of Biofrontera AG, Leverkusen (hereinafter "Biofrontera" or the "Company" or the "Target Company") has commissioned us to prepare a Fairness Opinion on the financial adequacy of the consideration offered in accordance with the Updated Competing Offer of Deutsche Balaton Biotech AG, Heidelberg (hereinafter "DB Biotech"), and DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg (hereinafter "DELPHI"; together referred to as "Bidders").

A. Order and order execution

Biofrontera specialises in the development and commercialisation of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of white skin cancer.

On April 15, 2019, Maruho Deutschland had published a voluntary Purchase Offer for up to 4,322,530 Biofrontera shares pursuant to Section 14 (2) and (3) WpÜG. On May 27, 2019, Maruho Deutschland increased the former consideration from EUR 6,60 per share to EUR 7,20 (hereinafter together the "Maruho Offer") as part of an amendment of the offer in accordance with Section 21 (1), Clause 1 No 1, (2) Clause 1 and Section 14 (3) Clause 1 WpÜG.

P-19-0324-Biofrontera FO II-Opinion Letter updated competing offer-final-190712b-IBE 1 / 9

Independent Valuation & Consulting IVC

On May 29, 2019, the bidders announced to submit a voluntary purchase offer in form of a partial tender offer for up to 500,000 Biofrontera shares (equivalent to approx. 1,12 % of the issued shares of Biofrontera). The tender offer as well as the offer document was published on June 21, 2019. The offer was published during the acceptance period of the Maruho offer. Therefore, pursuant to Section 22 (1) WpÜG, this is a Competing Offer (hereinafter referred to "Competing Offer") to the Maruho Offer. The acceptance period for both the Competing Offer and the Maruho Offer (extended in accordance with Section 22 (2), Clause 1) ends on July 19, 2019, 24:00 (local time Frankfurt am Main).

On July 1, 2019, the bidders announced that they would increase the purchase offer to EUR 8,00 per Biofrontera share as part of the Competing Offer. As of July 4, 2019, the bidder has amended the purchase offer dated June 21, 2019 in accordance with Section 21 (1), Clause 1 No 1, (2) Clause 1 and Section 14 (3) Clause 1 WpÜG (purchase offer dated June 21, 2019 and amended purchase offer dated July 1, 2019; hereinafter together "Updated Competing Offer").

DB Biotech is a wholly-owned subsidiary of Deutsche Balaton Aktiengesellschaft, Heidelberg and as a company indirectly owned by DELPHI the company represents a person acting in concert with the Bidders. Furthermore, Mr. Wilhelm K.T. Zours as the majority shareholder of DELPHI is a person acting in concert with the Bidders next to other direct and indirect subsidiaries of DELPHI. DB Biotech directly holds 2,42 % of the capital stock and voting rights of the Target Company. DELPHI directly holds 12,46 % of the capital stock and voting rights of Biofrontera. In total the bidders and the persons acting in concert with the Bidders hold 25,70 % of the share capital and voting rights of the Target Company. Pursuant to § 30 Para. 1, clause 1, sentence 1 WpÜG the shares and voting rights are attributed to Mr. Wilhelm K. T. Zours (cf. offer document of June 21, 2019, Section 7.4).

With the Updated Competing Offer, the Bidders pursue to acquire Biofrontera shares and thus expand their position and the position of the persons acting in concert with the Bidders as largest shareholder group of the company (especially in reference to the supervisory board, cf. offer document of June 21, 2019, especially Section 9.1 and Section 10). With the increase in the purchase offer, the Bidders want to take account of the recent rise in Biofrontera's share price.

non-binding convenience translation

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Pursuant to Section 27 (1) WpÜG, the Management Board and the Supervisory Board of the Target Company must submit a reasoned statement on the (Updated Competing) Offer in accordance with the Offer Document.

Biofrontera had commissioned IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen (hereinafter "IVC") with the preparation of a Fairness Opinion (consisting of an "Opinion Letter" and a "Valuation Memorandum") for the independent assessment of the relationship between performance and consideration for the information of the Management Board and Supervisory Board in regard to the original acquisition offer of Maruho Deutschland and the updated offer of Maruho Deutschland. We have submitted our Fairness Opinion on April 29, 2019 and May 29, 2019 respectively.

Biofrontera had also commissioned IVC to prepare a Fairness Opinion for the Competing Offer of the Bidders of June 21, 2019. We have submitted our corresponding Fairness Opinion on July 1, 2019.

Against the background of the Updated Competing Offer as of June 4, 2019 (announcement July 1, 2019) Biofrontera has engaged us for another Fairness Opinion in regard to the Updated Competing Offer of the Bidders with an e-mail dated July 1, 2019.

IVC's Fairness Opinion is based on the IDW Standard "Principles for the Preparation of Fairness Opinions (IDW S 8)" which has been published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Chartered Accountants in Germany) (hereinafter referred to as "IDW").

The date on which this Fairness Opinion was signed (July 12, 2019) has been determined to be the assessment date.

According to IDW S 8, financial adequacy exists if the transaction price to be assessed lies within a range of values determined on the basis of the net present value approach as well as transaction prices used for comparison. If the transaction object is subject to a timely company valuation according to the IDW Standard: "Principles for the Performance of Company Valuations (IDW S 1 as amended in 2008)", this should be used as a benchmark (cf. IDW S 8 (6)).

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non-binding convinience translation

The procedures and analyses used to assess the transaction price and the supplementary information used generally result in a range as criterion for assessment. The auditor must assess the informative value of the range determined in accordance with the various procedures in order to correct any outliers and thereby further compress the range. The transaction price is appropriate within the meaning of this IDW Standard if it is within or above the range in the event of a sale or within or below the range in the event of an acquisition (cf. IDW S 8 (30)).

Against this background, we, as an independent and impartial expert on behalf of Biofrontera, assessed as of the reference date July 12, 2019 whether the consideration offered in accordance with the Updated Competing Offer, consisting of the payment of a cash consideration in the amount of EUR 8,00 per share of Biofrontera is financially appropriate within the meaning of the IDW Standard: Principles for the Issuance of Fairness Opinions (IDW S 8).

IVC's reporting exclusively serves to inform the Executive Board and Supervisory Board of Biofrontera. It does not replace an independent assessment or assessment of the financial adequacy of the consideration offered by the Bidders. It does not contain any recommendation to approve or reject the proposed transaction, nor does it include an assessment as to whether the terms of the transaction meet the legal requirements. The valuations shown exclusively serve determining assessment criteria for the transaction price to be assessed. They do not serve the purpose of an independent valuation of the transaction object, for example, to determine its fair value or current market value.

The audit or review of the information provided to us by Biofrontera or third parties for completeness and accuracy was not the subject of our activities in accordance with IDW S 8.

Our contractual relationship with the Company is based on the attached General Terms and Conditions for the Engagement of Auditors and Auditing Companies in the version dated January 1, 2017, as well as on the agreements made by way of a letter of engagement and commission.

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B. Information basis

We have conducted our work from July 1, 2019 to July 12, 2019 in our office in Essen; we referred as much as possible to our work results of our three previous Fairness Opinions of April 29, 2019, May 29, 2019 and July 1, 2019.

We have received the following documents from Biofrontera in particular:

- „Änderung des Freiwilligen öffentlichen Erwerbsangebots in Form eines Teilangebots der Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Frankfurt am Main, HRB 111190) und der DELPHI Unternehmensberatung Aktiengesellschaft, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Mannheim, HRB 705381) an die Aktionäre der Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen (Amtsgericht Köln, HRB 49717) zum Erwerb von bis zu 500.000 auf den Namen lautenden Stückaktien gegen Zahlung einer Gegenleistung in Geld in Höhe von nunmehr 8,00 Euro je Aktie der Biofrontera AG" as of July 4, 2019 (publication),
- Offer Document "Freiwilliges öffentliches Erwerbsangebot in Form eines Teilangebots der Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Frankfurt am Main, HRB 111190) und der DELPHI Unternehmensberatung Aktiengesellschaft, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Mannheim, HRB 705381) an die Aktionäre der Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen (Amtsgericht Köln, HRB 49717) zum Erwerb von bis zu 500.000 auf den Namen lautenden Stückaktien gegen Zahlung einer Gegenleistung in Geld in Höhe von 7,20 Euro je Aktie der Biofrontera AG" as of June 21, 2019 (publication).
- Annual reports of Biofrontera AG for the financial years from 2014 to 2018.

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- Audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the fiscal years from 2014 to 2018.
- Consolidated multi-year planning of Biofrontera AG dated December 8, 2018 (actuality confirmed by company) and
- Information related to the acquisition of Cutanea Life Sciences, Inc. in March 2019 (not included in Biofrontera AG's multi-year planning).

Possible, at least potentially conceivable (also indirect) effects on the enterprise value of Biofrontera and thus on the asset position of a shareholder who continues to hold the shares as a result of the acceptance of the Competing Offer according to the Offer Document, as well as possible effects from further possible actions of a shareholder as a result of the existence of the Competing Offer, have not been considered in this Fairness Opinion.

During our work, we also made use of publicly available information and capital market data from financial information providers S&P Capital IQ and Refinitiv.

Information was provided to us in particular by

- Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,
- Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,
- Andrea Piotraschke, Senior Director of Accounting of Biofrontera AG, Leverkusen.

The Executive Board of Biofrontera has declared to us that to the best of its knowledge and assessment – and to the extent that they were available to Biofrontera – all information and documents required for our activities have completely and correctly been made available to us.

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C. Standard for assessing financial adequacy

In order to determine the range of assessment criteria used for comparison, we applied the following procedures when determining the enterprise value of Biofrontera; in doing so, we determined the enterprise value of Biofrontera using a net present value-oriented procedure and subsequently checked its plausibility using various capital market data / information:

- Net present value-oriented procedure: DCF method

  We have used a discounted cash flow method as the capital value-oriented valuation method for determining the enterprise value of Biofrontera.

  If the discounted cash flow method is applied, the enterprise value is determined by discounting cash flows. The relevant cash flows were the financial surpluses derived from corporate planning to which all equity and debt lenders are entitled (gross method), which are discounted using the weighted average cost of capital (WACC method). Where available, special values are taken into account and net financial debt deducted.

  The basis of our activity was the planning provided to us. We have checked it for obvious inaccuracies. The valuation-relevant free cash flows were discounted using maturity- and risk-equivalent capital costs.

- Market price-oriented procedures: multiples

  We have determined trading multiples on the basis of peer group companies. On the basis of this we have checked the company value of Biofrontera for plausibility.

non-binding convenience translation

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- Further plausibility considerations: Biofrontera share price and analysts' price estimates.

  We have analysed the stock market price of Biofrontera in the period prior to the submission of the Purchase Offer by Maruho Deutschland, prior to the submission of the amendment of the Purchase Offer by Maruho Deutschland, prior to the submission of the Competing Offer by DB Biotech and DELPHI, and prior to the submission of the amendment of the Competing Offer by DB Biotech and DELPHI. In addition, we have used price estimates from analysts.

The company value determined by us on the basis of Biofrontera's planning is above the current level of Biofrontera's share price. If the Biofrontera share price approaches the company value in the long term, a Biofrontera shareholder accepting the purchase offer with a consideration of EUR 8,00 per share will not participate or will only participate in a fraction of these possible price increases.

The amended purchase offer of EUR 8,00 represents a surcharge of approximately 5 % compared to the level of the share price one day prior to the submission of the Updated Competing Offer.

non-binding convinience translation

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D. Summarizing statement

On the basis of the activities carried out by us in compliance with IDW S 8, we are of the opinion that the consideration offered, consisting of a cash payment in the amount of EUR 8,00

per Biofrontera share, is not financially appropriate within the meaning of IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8).

We issue this statement on financial adequacy in accordance with the professional principles set out in particular in Sections 2 and 43 of the German Auditing Act (Wirtschaftsprüfungsordnung).

Essen, July 12, 2019

IVC Independent Valuation & Consulting
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte (Auditor)	Dr. Lars Franken (Auditor)

Enclosures

- Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017
- General Engagement Terms for German Public Auditors and Public Audit Firms as of January 1, 2017

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Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2017

DokID:

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im Nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Steuerberatung, Beratungen in wirtschaftlichen Angelegenheiten und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Dritte können nur dann Ansprüche aus dem Vertrag zwischen Wirtschaftsprüfer und Auftraggeber herleiten, wenn dies ausdrücklich vereinbart ist oder sich aus zwingenden gesetzlichen Regelungen ergibt. Im Hinblick auf solche Ansprüche gelten diese Auftragsbedingungen auch diesen Dritten gegenüber.

2. Umfang und Ausführung des Auftrags

(1) Gegenstand des Auftrags ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer übernimmt im Zusammenhang mit seinen Leistungen keine Aufgaben der Geschäftsführung. Der Wirtschaftsprüfer ist für die Nutzung oder Umsetzung der Ergebnisse seiner Leistungen nicht verantwortlich. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrags sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Ändert sich die Sach- oder Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Mitwirkungspflichten des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Wirtschaftsprüfer alle für die Ausführung des Auftrags notwendigen Unterlagen und weiteren Informationen rechtzeitig übermittelt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrags von Bedeutung sein können. Dies gilt auch für die Unterlagen und weiteren Informationen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden. Der Auftraggeber wird dem Wirtschaftsprüfer geeignete Auskunftspersonen benennen.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der weiteren Informationen sowie der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

(1) Der Auftraggeber hat alles zu unterlassen, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährdet. Dies gilt für die Dauer des Auftragsverhältnisses insbesondere für Angebote auf Anstellung oder Übernahme von Organfunktionen und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

(2) Sollte die Durchführung des Auftrags die Unabhängigkeit des Wirtschaftsprüfers, die der mit ihm verbundenen Unternehmen, seiner Netzwerkunternehmen oder solcher mit ihm assoziierten Unternehmen, auf die die Unabhängigkeitsvorschriften in gleicher Weise Anwendung finden wie auf den Wirtschaftsprüfer, in anderen Auftragsverhältnissen beeinträchtigen, ist der Wirtschaftsprüfer zur außerordentlichen Kündigung des Auftrags berechtigt.

5. Berichterstattung und mündliche Auskünfte

Soweit der Wirtschaftsprüfer Ergebnisse im Rahmen der Bearbeitung des Auftrags schriftlich darzustellen hat, ist alleine diese schriftliche Darstellung maßgebend. Entwürfe schriftlicher Darstellungen sind unverbindlich. Sofern nicht anders vereinbart, sind mündliche Erklärungen und Auskünfte des Wirtschaftsprüfers nur dann verbindlich, wenn sie schriftlich bestätigt werden. Erklärungen und Auskünfte des Wirtschaftsprüfers außerhalb des erteilten Auftrags sind stets unverbindlich.

6. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Arbeitsergebnisse oder Auszüge von Arbeitsergebnissen – sei es im Entwurf oder in der Endfassung) oder die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, es sei denn, der Auftraggeber ist zur Weitergabe oder Information aufgrund eines Gesetzes oder einer behördlichen Anordnung verpflichtet.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers und die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber zu Werbezwecken durch den Auftraggeber sind unzulässig.

7. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen, Unterlassen bzw. unberechtigter Verweigerung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung kann er die Vergütung mindern oder vom Vertrag zurücktreten; ist der Auftrag nicht von einem Verbraucher erteilt worden, so kann der Auftraggeber wegen eines Mangels nur dann vom Vertrag zurücktreten, wenn die erbrachte Leistung wegen Fehlschlagens, Unterlassung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muss vom Auftraggeber unverzüglich in Textform geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z.B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse infrage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

8. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze (§ 323 Abs. 1 HGB, § 43 WPO, § 203 StGB) verpflichtet, über Tatsachen und Umstände, die ihm bei seiner Berufstätigkeit anvertraut oder bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer wird bei der Verarbeitung von personenbezogenen Daten die nationalen und europarechtlichen Regelungen zum Datenschutz beachten.

9. Haftung

(1) Für gesetzlich vorgeschriebene Leistungen des Wirtschaftsprüfers, insbesondere Prüfungen, gelten die jeweils anzuwendenden gesetzlichen Haftungsbeschränkungen, insbesondere die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Sofern weder eine gesetzliche Haftungsbeschränkung Anwendung findet noch eine einzelvertragliche Haftungsbeschränkung besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, sowie von Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen, bei einem fahrlässig verursachten einzelnen Schadensfall gemäß § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt.

(3) Einreden und Einwendungen aus dem Vertragsverhältnis mit dem Auftraggeber stehen dem Wirtschaftsprüfer auch gegenüber Dritten zu.

(4) Leiten mehrere Anspruchsteller aus dem mit dem Wirtschaftsprüfer bestehenden Vertragsverhältnis Ansprüche aus einer fahrlässigen Pflichtverletzung des Wirtschaftsprüfers her, gilt der in Abs. 2 genannte Höchstbetrag für die betreffenden Ansprüche aller Anspruchsteller insgesamt.

Alle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz oder teilweise nachzudrucken bzw. auf fotomechanischem oder elektronischem Wege zu vervielfältigen und/oder zu verbreiten.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

50261
09/2016

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

(5) Ein einzelner Schadensfall im Sinne von Abs. 2 ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfasst sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(6) Ein Schadensersatzanspruch erlischt, wenn nicht innerhalb von sechs Monaten nach der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Dies gilt nicht für Schadensersatzansprüche, die auf vorsätzliches Verhalten zurückzuführen sind, sowie bei einer schuldhaften Verletzung von Leben, Körper oder Gesundheit sowie bei Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Ändert der Auftraggeber nachträglich den durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschluss oder Lagebericht, darf er diesen Bestätigungsvermerk nicht weiterverwenden.

Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfasst nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, dass der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Fall hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 Buchst. d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Sofern der Wirtschaftsprüfer auch Steuerberater ist und die Steuerberatervergütungsverordnung für die Bemessung der Vergütung anzuwenden ist, kann eine höhere oder niedrigere als die gesetzliche Vergütung in Textform vereinbart werden.

(6) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrags. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen,

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlungen, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen und

d) die Unterstützung bei der Erfüllung von Anzeige- und Dokumentationspflichten.

(7) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzugs wird nicht übernommen.

12. Elektronische Kommunikation

Die Kommunikation zwischen dem Wirtschaftsprüfer und dem Auftraggeber kann auch per E-Mail erfolgen. Soweit der Auftraggeber eine Kommunikation per E-Mail nicht wünscht oder besondere Sicherheitsanforderungen stellt, wie etwa die Verschlüsselung von E-Mails, wird der Auftraggeber den Wirtschaftsprüfer entsprechend in Textform informieren.

13. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Ist der Auftraggeber kein Verbraucher, so ist eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

14. Streitschlichtungen

Der Wirtschaftsprüfer ist nicht bereit, an Streitbeilegungsverfahren vor einer Verbraucherschlichtungsstelle im Sinne des § 2 des Verbraucherstreitbeilegungsgesetzes teilzunehmen.

15. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

DokID:

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[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2017

DokID:

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor's professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
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(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor's negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively.

(5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

10. Supplementary provisions for audit engagements

(1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor's report, he may no longer use this auditor's report.

If the German Public Auditor has not issued an auditor's report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor's written consent and with a wording authorized by him.

(2) If the German Public Auditor revokes the auditor's report, it may no longer be used. If the engaging party has already made use of the auditor's report, then upon the request of the German Public Auditor he must give notification of the revocation.

(3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

11. Supplementary provisions for assistance in tax matters

(1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

(2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

(3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

b) examination of tax assessments in relation to the taxes referred to in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

e) participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

(4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing.

(5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (*Steuerberatungsvergütungsverordnung*) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (*Textform*).

(6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

a) work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

b) support and representation in proceedings before tax and administrative courts and in criminal tax matters;

c) advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

d) support in complying with disclosure and documentation obligations.

(7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit.

12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (*Textform*) accordingly.

13. Remuneration

(1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

(2) If the engaging party is not a consumer, then a set-off against the German Public Auditor's claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (*Verbraucherschlichtungsstelle*) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (*Verbraucherstreitbeilegungsgesetz*).

15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

DokID:

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